EXHIBIT 21

Name of Subsidiary	Jurisdiction of Incorporation

Clopay Corporation	Delaware
Clopay Ames True Temper LLC	Delaware
Clopay Ames True Temper Holding Co.	Delaware
Clopay Plastic Products Co., Inc.	Delaware
Clopay Building Products Co., Inc.	Delaware
Clopay Europe GmbH	Germany
Clopay Dombuhl GmbH	Germany
Clopay Aschersleben GmbH	Germany
Clopay Advanced Printing Aschersleben GmbH	Germany
Clopay Holding Company do Brasil Ltda.	Brazil
Clopay Acquisition Company do Brasil Ltda.	Brazil
Clopay do Brasil Ltda.	Brazil
Clopay Acquisition Corporation	Delaware
CHATT Holding, Inc.	Delaware
ATT Holding Company	Delaware
Ames True Temper, Inc.	Delaware
Garant GP	Canada
Gritel Holding Company, Inc.	Delaware
Telephonics Corporation	Delaware

The names of certain subsidiaries which do not, when considered in the aggregate, constitute a significant subsidiary, have been omitted.